[Correspondence to the SEC]

BLUEGATE CORPORATION

701 North Post Oak, Road, Suite 350

Houston, Texas 77024

voice:  (713) 686-1100

fax:  713-682-7402

February 14, 2012

H. Christopher Owings

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D. C. 20549-3561

Re: Bluegate Corporation

      Post-Effective Amendment to Form S-1 filed February 3, 2012

      File No. 333-145492

Dear Mr. Owings:

This letter is in response to your verbal comment to our Chief Financial Officer, Charles E. Leibold on February 13, 2012.

Enclosed please find our acknowledgement letter and memorandum of response.

Respectfully yours,

/s/ Charles E. Leibold

Charles E. Leibold

Chief Financial Officer

[Correspondence to the SEC]

BLUEGATE CORPORATION

701 North Post Oak, Road, Suite 350

Houston, Texas 77024

voice:  (713) 686-1100

fax:  713-682-7402

February 14, 2012

H. Christopher Owings

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D. C. 20549-3561

Re: Bluegate Corporation

      Post-Effective Amendment to Form S-1 filed February 14, 2012

      File No. 333-145492

Dear Mr. Owings:

Company Acknowledgements

The Company submits the following acknowledgements:

Bluegate Corporation is responsible for the adequacy and accuracy of the disclosure in the filing.

Bluegate Corporation acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

Bluegate Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully yours,

/s/ Charles E. Leibold

Charles E. Leibold

Chief Financial Officer

[Correspondence to the SEC]

BLUEGATE CORPORATION

Memorandum of Response to SEC Verbal Comment on February 13, 2012

SEC comment 1 – Page 2 – Calculation of Registration Fee

1. Please revise the Common Stock par value $0.001 underlying options and warrants amounts to be registered to reconcile with the shares offered for sale.

Bluegate response to comment 1 -

The Common Stock par value $0.001 underlying options and warrants amounts to be registered has been revised to reconcile with the shares offered for sale.